Exhibit 5.1

David P. Scharf	Baxter International Inc.	Tel: 847.948.2212
Corporate Vice President,	One Baxter Parkway	david_scharf@baxter.com
Associate General Counsel and	Deerfield, Illinois 60015-4633
Corporate Secretary
December 7, 2007
Baxter International Inc.
One Baxter Parkway
Deerfield, Illinois 60015
Re: Registration Statement on Form S-3
Ladies and Gentlemen:
     I am Corporate Vice President, Associate General Counsel and Corporate Secretary of Baxter International Inc., a Delaware corporation (the “Company”), and have advised the Company in connection with the Registration Statement on Form S-3 (Registration No. 333-136224) (the “Registration Statement”), filed with the Securities and Exchange Commission pursuant to which the offer and sale of $500,000,000 aggregate principal amount of the Company’s 6.250% Senior Notes due 2037 (the “Notes”) were registered. The Notes are to be issued under the Indenture dated as of August 8, 2006 (the “Base Indenture”) between the Company and The Bank of New York Trust Company, N.A. (as successor in interest to J.P. Morgan Trust Company, National Association), as Trustee (the “Trustee”), and the Second Supplemental Indenture (the “Supplemental Indenture” and together with the Base Indenture, the “Indenture”) dated as of December 7, 2007 between the Company and the Trustee.
     In rendering the opinions expressed herein, I, or attorneys under my supervision, have examined and relied upon such documents, corporate records, certificates of public officials and certificates as to factual matters executed by officers of the Company as I have deemed necessary or appropriate. I have also assumed that the Indenture has been duly authorized, executed and delivered by the Trustee.
     I have assumed the authenticity, accuracy and completeness of all documents, records and certificates submitted to me as originals, the conformity to the originals of all documents, records and certificates submitted to me as copies and the authenticity, accuracy and completeness of the originals of all documents, records and certificates submitted to me as copies. I have also assumed the legal capacity and genuineness of the signatures of persons signing all documents in connection with which the opinions expressed herein are rendered.

     Based on the foregoing and subject to the limitations, qualifications, exceptions and assumptions set forth herein, it is my opinion that the Notes will be legal, valid, and binding obligations of the Company entitled to the benefit of the Indenture, and enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other laws affecting creditors’ rights generally from time to time in effect and to general principles of equity, at such time as: (a) the Notes have been duly executed, issued and delivered by the Company and authenticated by the Trustee pursuant to the terms of the Indenture and (b) duly purchased and paid for by the underwriters for the Notes in accordance with the terms of the Underwriting Agreement dated December 4, 2007.
     I am admitted to practice law in the State of Illinois and I express no opinions as to matters under or involving any laws other than the laws of the State of Illinois and the Federal Laws of the United States of America.
     I hereby consent to the use of my name under the heading “Legal Matters” in the prospectus forming part of the Registration Statement and to the use of this opinion for filing with a Form 8-K as Exhibit 5.1 thereto. By giving this consent, I do not admit that I come within the category of persons whose consent is required under Section 7 of the Act and the rules and regulations promulgated thereunder.

Sincerely,
/s/ David P. Scharf
David P. Scharf